Filed by The Quaker Oats Company
                                Pursuant to Rule 425 under the Securities Act of
                                   1933 and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                        Subject Company: The Quaker Oats Company
                                                  Commission File No.: 001-00012


Safe Harbor Statement
---------------------

This release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectation and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial operating results and benefits of the pending merger between PepsiCo, Inc. and The Quaker Oats Company. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain shareholder or regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of PepsiCo, Inc. and The Quaker Oats Company; costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends: and the general economic environment. Neither PepsiCo, Inc. nor The Quaker Oats Company is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

On January 9, 2001, PepsiCo filed a joint proxy statement/prospectus in connection with its proposed merger with The Quaker Oats Company. On March 13, 2001, PepsiCo and The Quaker Oats Company jointly prepared and filed an amendment to the joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by PepsiCo free of charge by requesting them in writing from PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577, Attention: Secretary, or by telephone at (914) 253-2000. You may obtain documents filed with the SEC by Quaker Oats free of charge by requesting them in writing from The Quaker Oats Company, 321 North Clark Street, Chicago, Illinois 60610, Attention: Corporate Secretary, or by telephone at (312) 222-7111.

PepsiCo and Quaker Oats, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of PepsiCo and Quaker Oats in connection with the merger. Information about the directors and executive officers of PepsiCo and their ownership of PepsiCo shares is set forth in the proxy statement for PepsiCo's 2000 annual meeting of shareholders. Information about the directors and executive officers of Quaker Oats and their ownership of Quaker Oats stock is set forth in the proxy statement for Quaker's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.

                                   # # # # # #

The following communication was disseminated to employees of The Quaker Oats Company.


[The Quaker Oats Company Logo]                   [PepsiCo, Inc. Logo]



Date:       March 15, 2001

To:         PepsiCo and Quaker employees

From:       Roger Enrico, Chairman and CEO - PepsiCo
            Steve Reinemund, President and COO - PepsiCo
            Bob Morrison - Chairman, President and CEO - Quaker

Subject:    MERGER UPDATE
            -------------

It's been three-and-one-half months since our merger announcement, and we know employees are eager to understand our progress to date. We're on track to close sometime in the second quarter, which is consistent with our original expectations. But, as you'll read below, the exact timing will be determined by the completion of the government's antitrust review.

We're pleased to report that a number of important actions-which move us closer to our merger-have already occurred.

o Our joint proxy statement has been filed. On March 13, 2001, we filed the final version of our proxy statement with the U.S. Securities and Exchange Commission (SEC). We expect to start mailing those documents to shareholders next week. As previously announced, we intend to account for this transaction as a pooling-of-interests.

o Special shareholder meetings have been set for May 1, 2001 to approve the merger. PepsiCo's meeting will be in Dallas, and Quaker's meeting will be in Chicago.

o U.S. antitrust clearance process has begun. After reviewing initial documents about the merger, the Federal Trade Commission (FTC) has requested additional information. This is normal in a deal the size of ours. (Similar requests were made of Philip Morris/Nabisco, General Mills/Pillsbury and Kellogg/Keebler.) We have made significant progress on this front. The FTC has agreed to some limitations on the scope of its inquiry. Our team gathering documents for the FTC's request has been getting great cooperation from everyone at PepsiCo and Quaker.

o European Union (EU)/ international approvals have been sought. The EU has begun its inquiry phase. In Colombia, government officials have already approved the merger. We expect other approvals to be forthcoming.

THE INTEGRATION PROCESS

Until the deal is completed, the law requires that PepsiCo and Quaker remain competitors. But, that doesn't mean that we can't begin to think through the opportunities. We've created several integration teams with executives from PepsiCo and Quaker businesses, both domestic and international, to begin brainstorming ideas. Our goal is to merge our two successful companies in a way that brings out the best of each. It's a very complex task.

Right now, members of these integration teams are working with an outside consultant to develop recommendations and establish priorities to be pursued once the merger is complete. We, as members of the senior executive team, will be reviewing their recommendations.

THE HUMAN FACTOR

During a period of transition and ambiguity, and in the absence of specific information, it's human nature for employees and non-employees to speculate. Often, it's the "rumor mill" that gets fueled in the process. People try to "read between the lines" of announcements-interpreting what is, or is not, being said. This process can lead to unnecessary stress and anxiety.

We recognize your frustration. At the same time, we assure you that our goal is to keep you as informed as possible-as is allowable by law-during this transition period. At this point, we're still reviewing a wide range of structural and operating models. Therefore, we do not have hard facts to share today.

A CRITICAL REMINDER

We said this back in December, but it's well worth repeating. The reason we're coming together is to form a stronger company, one with greater growth prospects than either company had individually. It's true that this transaction is designed to provide greater rewards, over time, for our shareholders. But, the more we learn about each other's organizations, the more we're excited about the new growth opportunities for our people as a part of a growing, global organization.

In closing, we recognize that there is one critical factor to our success. You. Each and every employee needs to stay focused on driving results. We plan to forge a truly outstanding company, but that requires your ongoing dedication and commitment.

The opportunities ahead of us are tremendous. Once we get the required approvals, we need to be ready to hit the ground running. Let's prove we're a winning combination-we've never settled for less.

We look forward to communicating our progress with you.



                              /s/ Bob Morrison
                              ----------------
Roger Enrico                  Bob Morrison                       Steve Reinemund